GRUBB & ELLIS COMPANY
                               55 EAST 59TH STREET
                            NEW YORK, NEW YORK 10022




                                  March 8, 2002






VIA EDGAR TRANSMISSION
----------------------

U.S. Securities and Exchange Commission
Mail Stop 0-12 Room 1414
6532 General Green Way
Alexandria, VA 22312


         RE: APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3 NO. 333-81566
                  -------------------------------------------------------


Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant, Grubb & Ellis Company, respectfully requests that the Securities and Exchange Commission withdraw the Registrant's Registration Statement on Form S-3 Reg. No. 333-81566 (the "Registration Statement").


         The Registration Statement covered a proposed rights offering to the Registrant's common stockholders pursuant to which the holders would have had the opportunity to purchase additional shares of common stock. The Registration Statement has not been declared effective and no securities were sold.


         As disclosed in its public filings, including the Registration Statement, the Registrant was in default of certain of its financial covenants contained in its term loan and line of credit facility. The Registrant obtained a waiver of the default that initially expired on February 28, 2002. The Registrant has since restructured its credit facility. In connection with doing so, the Company now has immediate availability thereunder, and in addition, the Company's largest stockholder, which was going to enter into a standby agreement with the Company pursuant to the rights offering, has also agreed to become a junior lender under the credit facility, as well as provide an additional infusion of equity. In light of the foregoing, the Registrant has determined that the timing of the receipt of these funds obviates the need for the rights offering.

                                        Very truly yours,

                                        GRUBB & ELLIS COMPANY



                                        By:  /s/ Barry M. Barovick
                                        ----------------------------------------
                                        Barry M. Barovick
                                        President and Chief Executive Officer




                                        By: /s/ Ian Y. Bress
                                        ----------------------------------------
                                        Ian Y. Bress
                                        Chief Financial Officer


HMB:lm
cc:  Owen Pinkerton, Attorney Advisor
     Division of Corporation Finance